FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 1, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, March 31, 2009– Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) on the summary of the resolutions adopted in relation to each item of the Agenda of the General Regular and Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A. (“PEPSA” or the “Company”) held on March 27, 2009 at 10.22 a.m., at the Company’s principal place of business, 2nd underground floor, Autonomous City of Buenos Aires.

The meeting was held with the presence of 23 shareholders, 18 of which were present in person and 5 by proxy, representing a capital stock of a nominal value of P$1,908,260,576 entitled to 1,908,260,576 votes, and with a quorum of 89.5%.

The resolutions adopted were the following:

1.  The Meeting unanimously approved, with 1,664,994,125 affirmative votes, 147,843,079 abstentions and 3,928,331 votes against, the Annual Report and Summary of Events, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow, Notes and Exhibits Supplementary to the Balance Sheet and the English version of the aforesaid documents, the Auditor’s Report, the Report of the Statutory Syndic Committee and Additional Information required under Section 68 of the Stock Exchange Regulations for fiscal year ended December 31, 2008.

2.  The Meeting approved, by a majority vote, with 1,707,775,255 affirmative votes, 107,536,219 abstentions and 1,454,061 votes against, the performance of the members of the Statutory Syndic Committee for fiscal year ended December 31, 2008, since such performance was in compliance with the applicable law and Bylaws. In addition, since Petrobras Energía S.A.’s Directors took over the Company´s management on January 1, 2009 as provided for in Section 7 of the Preliminary Merger Agreement and their performance until such date was approved at the Shareholders’ Meeting held on January 30, 2009, the Meeting approved the performance of PESA’ s Directors as from such date up to the date hereof, since their performance was in compliance with the applicable law and Bylaws.

3.  The Meeting approved, by a majority vote, with 1,709,859,876 affirmative votes, 106,762,699 abstentions and 142,960 votes against, the ratification of the Interim Dividends distributed by the Company’s Board on August 5, 2008, in the amount of P$238,815,269 (two hundred thirty eight million eight hundred fifteen thousand two hundred sixty nine Argentine pesos) (P$0.1120123869 per share).

4.  The Meeting approved, by a majority vote, with 1,815,158,294 affirmative votes, 382,241 abstentions and 1,225,000 votes against, to allocate fiscal year profits, which according to the Balance Sheet as of December 31, 2008 amounted to P$584,870,000 (five hundred eighty four million eight hundred seventy thousand Argentine pesos) as follows: (i) P$29.243.500 (twenty nine million two hundred forty three thousand five hundred Argentine pesos) to the Legal Reserve and (ii) the remaining amount P$555.626.500  (five hundred fifty five million six hundred twenty six thousand five hundred Argentine pesos) to a new account. As a result, the balance of the retained earnings account amounts to P$2,019,656,694 (two thousand nineteen million six hundred fifty six thousand six hundred ninety four Argentine pesos).

5.  The Meeting approved, by a majority vote, with 1,702,908,026 affirmative votes, 3,229,390 abstentions and 110,628,119 votes against, to appoint Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members.

6.  The Meeting approved, by a majority vote, with 1,809,021,615 affirmative votes, 2,289,480 abstentions and 5,454,440 votes against, to allocate the sum of P$438,706 (four hundred thirty eight thousand seven hundred six Argentine pesos) to compensation of the members of the Board of Directors suspended as from January 1, 2009. In addition, the Meeting approved to allocate the sum of P$49,500 (forty nine thousand five hundred Argentine pesos) to compensation of the members of the Statutory Syndic Committee.

7.  The Meeting approved, by a majority vote, with 1,809,593,175 affirmative votes, 1,652,010 abstentions and 5,520,350 votes against, to fix the sum of P$220,044 (two hundred twenty thousand forty four Argentine pesos) as fees payable to the Accounting Firm “Sibille”, a member firm of KPMG International. In addition, since as of the date of this Shareholders' Meeting only formal steps remain to be taken to effect the merger of the Company and Petrobras Energía S.A., the Meeting resolved not to appoint any independent auditors for the new fiscal year.

8.  The Meeting approved, by a majority vote, with 1,810,182,345 affirmative votes, 1,730,160 abstentions and 4,853,030 votes against, not to assign a budget for the Audit Committee, since as of the date of this Shareholders' Meeting only formal steps remain to be taken to effect the merger of the Company and Petrobras Energía S.A.

9.  The Meeting approved, by a majority vote, with 1,814,456,744 affirmative votes, 1,846,810 abstentions and 461,981 votes against, within the framework of the Special Shareholders’ Meeting, to cast an affirmative vote in connection with items 1), 4), 7), 8), 9), 10) and 11) of the Agenda of the General Regular and Special Shareholders’ Meeting to be held on March 27, 2009 at 3 p.m. In addition, the Meeting approved, by a majority vote, with 1,707,854,575 affirmative votes,108,448,979 abstentions and 461,981 votes against, within the framework of the Special Shareholders’ Meeting, to cast an affirmative vote in connection with items 2), 3), 5), and 6) of the Agenda of the said Meeting.

10. The Meeting approved, by a majority vote, with 1,816,397,705 affirmative votes, 72,800 abstentions and 295,030 votes against, that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Alberto Luis López and Alejandro Jorge Geretto.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/01/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney